EXHIBIT 3
                                                                       ---------


                       PLEDGE AGREEMENT RESPECTING NOTES


         Teck Cominco Limited (hereinafter called "Teck") hereby pledges, assigns, hypothecates and deposits with The Bank of New York (the "Trustee") those documents described in Schedule "A" hereto (as amended or supplemented from time to time, collectively hereinafter called the "Pledged Documents") for valuable consideration, and Teck hereby covenants and agrees with the Trustee as follows:

1. The Pledged Documents, as the same may be amended or supplemented from time to time, are hereby pledged, assigned, hypothecated and deposited to and in favour of the Trustee on behalf of the holders of each of the 5.375% notes of Teck due 2015 and the 6.125% notes of Teck due 2035 (collectively, the "Securities"), issued under the Indenture between Teck and the Trustee dated September 12, 2002, as amended or supplemented from time to time (the "Indenture"), as general and continuing collateral security for the payment and fulfillment of all debts, liabilities and obligations, present or future, direct or indirect, absolute or contingent, matured or not, extended or renewed of Teck to the holders of the Securities of whatsoever nature and kind arising in any way from the Indenture or the Securities (the "Obligations").

2. Except as provided in Section 12, Teck acknowledges and agrees that for as long as the Pledged Documents are subject to the Security Interest created hereunder, Teck shall not initiate or pursue any independent enforcement of its rights pursuant to the Pledged Documents or make any demand for payment thereunder. Further, Teck agrees that all payments and other proceeds of the Pledged Documents are, until release of the Security Interest hereunder, to be paid directly to the Trustee and to the extent not so directly paid, Teck agrees to hold all such payments and other proceeds in trust for the sole benefit of the Trustee and the holders of the Securities, provided that until an Event of Default has occurred and is continuing under the Indenture, Teck shall be entitled to receive (i) all scheduled interest payments under the Pledged Documents, and (ii) all other amounts paid to Teck by Teck Cominco Metals Ltd. (hereinafter called "Cominco") from time to time which are not payments or other proceeds of the Pledged Documents, which payments, in both cases, shall not be impressed with such trust and may be retained or used by Teck as it shall determine.

3. Cominco acknowledges and agrees that, for as long as the Pledged Documents are subject to the Security Interest created hereunder, (i) Cominco shall not be entitled to repay the principal amount outstanding under the Pledged Documents, in whole or in part, unless there shall have occurred an Event of Default under the Indenture, (ii) all payments Cominco shall make pursuant to the Pledged Documents (other than regularly scheduled interest payments) shall be made to the Trustee, provided that until an Event of Default has occurred and is continuing under the Indenture, Cominco shall be entitled to make (a) regularly scheduled interest payments to Teck under the Pledged Documents, and (b) advances and repayments to Teck in the ordinary course of business which shall not constitute advances or payments pursuant to the Pledged Documents, (iii) upon the occurrence and during the continuance of an Event of Default under the Indenture, all amounts which may be owing to Cominco by Teck from time to time or any claim Cominco may have against Teck at any time shall be subordinated and

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                                      -2-


         postponed in right of payment to the Obligations, and (iv) Cominco shall not at any time be entitled to set off amounts owing by Cominco to Teck under the Pledged Documents against any obligations or other amounts owing at any time by Teck to Cominco.

4. The Trustee shall not be bound to exercise any of the rights afforded to it hereunder, or to collect, dispose of, realize on or enforce any of the Pledged Documents. The Trustee will not be liable or responsible to Teck for the fulfillment or non-fulfillment of this Agreement or the terms, agreements, provisions, conditions, obligations or covenants set out in the Pledged Documents or for any loss or damage incurred or suffered by Teck or any other person as a result of any delay by, or any failure of, the Trustee to exercise any of the rights afforded to it under this Agreement or to collect, dispose of, realize on or enforce any of the Pledged Documents (except for liabilities or damages arising by reason of negligence or bad faith of the Trustee).

5. The Security Interest created hereunder shall become enforceable only upon the occurrence and during the continuance of an Event of Default under the Indenture.

6. If the Security Interest created hereunder shall become enforceable, then the Trustee or its nominee shall be entitled to:

         (a) from time to time, sell at public or private sale or otherwise realize upon and enforce all or any of the Pledged Documents for such price in money or other consideration and upon such terms and considerations as it deems best, the whole without advertisement or notice to Teck or others;

         (b) hold all income from the Pledged Documents, and the proceeds of any collection or realization of the Pledged Documents, after deduction of all expenses thereof, as security as aforesaid and/or applied against any of the Obligations as the Trustee deems best;

         (c) compound, compromise, grant extensions, accept compositions, grant releases and discharges and otherwise deal with Teck and others and the Pledged Documents as it sees fit, without prejudice to any of its rights; and

         (d) exercise all rights and powers and perform all acts of ownership in respect of the Pledged Documents to the same extent as Teck might do including, but not limited to, to demand payment on the Pledged Documents, and to enforce the obligations under the Pledged Documents, including giving notice to Cominco to make payment under the Pledged Documents to the Trustee; and for the foregoing purpose, Teck hereby irrevocably constitutes and appoints the Trustee (which shall include any receiver or receiver and manager appointed by the Trustee or the court with respect to Teck) the true and lawful attorney of Teck with power of substitution, to do any of the foregoing in the name of Teck.

7. The Trustee may grant extensions of time and other indulgences, amend the Indenture and otherwise deal with Teck as the Trustee may see fit, all without prejudice to the debts, liabilities and obligations of any person under the Pledged Documents, or the Trustee's rights in respect of the Pledged Documents.


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                                      -3-


8. This Agreement and the Security Interest created hereunder may be released and terminated in the following manner:

         (a) Teck shall notify each debt rating agency known to Teck which has assigned a rating to the Securities and which is designated by the Securities and Exchange Commission as a "Nationally Recognized Statistical Rating Organization" (a "Participating NRSRO") and the Trustee of its intention to terminate the Security Interest created hereunder at least forty-five (45) days prior to the proposed date of such termination (the "Release Date"). In order to effect the termination of the Security Interest created hereunder on the proposed Release Date, Teck shall deliver to the Trustee an Officers' Certificate stating that each of the conditions in 8(b) below has been satisfied;

         (b) after delivery of such Officers' Certificate, Teck may, at its option and without the consent of the holders of the Securities, permanently terminate this Agreement and the Security Interest created hereunder and upon such termination the Trustee shall execute such documents as Teck may reasonably request to release the Security Interest created hereunder, provided that at the time of such termination:

                  (i) Cominco shall not be the primary obligor or guarantor with respect to any Indebtedness, other than Indebtedness which in the aggregate does not exceed an amount equal to 10% of Consolidated Net Tangible Assets;

                  (ii) the rating assigned to the Securities by at least two Participating NRSRO's (or if there is only one Participating NRSRO, by that one Participating NRSRO) is within one of the ratings categories assigned by them designating "investment grade" corporate debt securities;

                  (iii) at least two Participating NRSRO's (or if there is only one Participating NRSRO, that one Participating NRSRO) have affirmed that the rating assigned by them to the Securities shall not be downgraded as a result of the termination of the Security Interest created hereunder or notice thereof; and

                  (iv) no default or Event of Default has occurred and is continuing under the Indenture; and

         (c) upon termination and release as described in 8(b) above, the Trustee shall execute such documents as Teck may reasonably request to release and discharge any filings or notices filed against Cominco by or on behalf of the Trustee.

9. If, upon realization of the Security Interest created hereunder, the Trustee realizes more money than the amount of the Obligations the Trustee shall pay the excess to Teck.

10. The Pledged Documents shall not operate as a merger of any simple contract debt or suspend the fulfillment of, or affect the rights, remedies or powers of the Trustee in respect of, any present or future debts, liabilities or obligations of Teck to the Trustee or any promises now or hereafter made to the Trustee for the payment or fulfillment thereof.

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                                      -4-


11.      Subject to Section 8 hereof, any Security Interest created hereunder:

         (a) is continuing and additional collateral security granted to the Trustee without novation or impairment of any other existing or future security held by the Trustee, in order to secure payment and performance of the Obligations;

         (b) is in addition to and not in substitution for any other security hereinafter granted to, or held by, the Trustee in connection with the Obligations, and

         (c) is continuing and shall remain in full force and effect without regard to and shall not be affected or impaired by:

                  (i) any exercise, delay in exercising, or non-exercise of any right, remedy, power or privilege hereunder, or in respect of the Security Interest created hereunder or the Pledged Documents;

                  (ii) any waiver, consent, extension, indulgence or other action, inaction or omission hereunder;

                  (iii) any default by Teck or any invalidity or unenforceability of, or any limitation on the liability of Teck or on the method or terms of payment under, or any irregularity or other defect of this Agreement;

                  (iv) any merger, consolidation or amalgamation of Teck into or with any other person; or

                  (v) any insolvency, bankruptcy, liquidation, reorganization, arrangement, composition, winding-up, dissolution or similar proceeding involving or affecting Teck;

         except to the extent expressly provided for by any of the foregoing.

12. If there are no Obligations outstanding at any time, then Teck is released from all its obligations under this Agreement and the Security Interest created hereunder is released without further action by any person. If Teck redeems the Securities or any of them, in part, then upon receipt by the Trustee of (i) a new note or notes with respect to the Securities being redeemed, with identical terms to the note or notes being redeemed, referred to in item 1 of Schedule A of this Agreement (except such new note or notes shall be in a principal amount equal to the principal amount remaining outstanding on the Securities after such redemption) being issued and pledged, assigned, hypothecated and deposited to and in favour of the Trustee on behalf of the holders of the Securities pursuant to the terms of this Agreement, and (ii) an Opinion of Counsel confirming the foregoing, notwithstanding Sections 2 and 3 above, Teck shall be entitled to demand repayment of, and Cominco shall be entitled to repay to Teck, an amount on account of the principal amount of the Pledged Documents equal to the principal amount of the Securities redeemed, and the note or notes with respect thereto, referred to in item 1 of Schedule A to this Agreement shall be released from the pledge, assignment, hypothecation and deposit under this Agreement and the parties hereto shall take all necessary steps to effect such release.

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                                      -5-


13.      Teck represents, warrants to and covenants with the Trustee that:

         (a) it has taken and shall take, subject to the provisions of Sections 8 and 12, all actions required to maintain the Security Interest created hereunder in good standing;

         (b) any default under the provisions of the Pledged Documents, this Agreement, or any of them, shall, if the breach continues for a period of thirty (30) days, constitute an Event of Default;

         (c) the Trustee may exercise its remedies hereunder upon the occurrence and during the continuance of an Event of Default; and

         (d) the Pledged Documents and this Agreement constitute valid and binding obligations of Teck and Cominco, as the case may be, enforceable in accordance with their terms, subject always to the laws of bankruptcy and insolvency and similar laws affecting creditors rights generally, principles of equity and applicable personal property security laws.

14. No consent or waiver, express or implied, by any party hereto to or of any breach or default by any other party hereto in the performance of its obligations hereunder shall be deemed or construed to be a consent to or waiver of any other breach or default in the performance by such other party of its obligations hereunder. Failure on the part of any party hereto to complain of any act or failure to act of any other party hereto or to declare any other party hereto in default, irrespective of how long such failure continues, shall not constitute a waiver by any party hereto or its rights hereunder.

15. Without the consent of any holders of Securities, the Trustee, at the written request of Teck shall consent to one or more amendments to this Agreement or any Pledged Document or shall give its consent in respect of this Agreement or any Pledged Document in order to cure ambiguity, or to correct or supplement any provision herein or therein which may be defective or inconsistent with any other provision herein or therein or to make any other provisions with respect to matters or questions arising hereunder or under any Pledged Document, provided that any such action pursuant to this clause shall not, as evidenced by an Opinion of Counsel delivered to the Trustee, adversely affect the interests of the holders of Securities. With the consent of the holders of not less than a majority in principal amount of the outstanding Securities, by Act of said holders delivered to the Trustee, the Trustee shall consent to any amendment to this Agreement or any Pledged Document or shall give its consent in respect to this Agreement or any Pledged Document for the purpose of adding any provisions to or changing in any manner or eliminating any of the provisions of this Agreement or any Pledged Document or of modifying in any manner the rights of the holders of Securities or the obligations of Teck under this Agreement or any Pledged Document, as applicable.

16. The Trustee is not the agent, representative or partner of or joint venturer with Teck and Teck is not the agent, representative, partner of or joint venturer with the Trustee.

17. The powers conferred on the Trustee hereunder are solely to protect the interests of the Trustee and the holders of the Securities in the Pledged Documents and shall not impose any duty upon it to exercise any such powers. The Trustee shall have no duty or liability with respect

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                                      -6-


         to the validity, perfection or priority or any Security Interest purported to be created hereunder. Except for the safe custody of the Pledged Documents in its possession and the accounting or moneys actually received by it hereunder, the Trustee shall have no duty as to any Pledged Document, including, without limitation, the filing of any financing statements or the taking of any necessary steps to preserve rights against any parties or any other rights pertaining to the Pledged Documents. The Trustee shall be deemed to have exercised reasonable care in the custody and preservation of any Pledged Documents in its possession if such Pledged Document is accorded treatment substantially equal to that which it accords its own property.

18. Teck shall pay on demand, and shall indemnify and save the Trustee harmless from, any and all out-of-pocket liabilities, costs, and expenses (including reasonable legal fees and expenses and any sales, goods and services, or other similar taxes payable to any governmental authority with respect to any such liabilities, costs and expenses) (i) incurred by the Trustee in preparation, registration or enforcement of this Agreement, (ii) with respect to, or resulting from, any failure or delay by Teck in performing or observing any of its obligations under this Agreement or any Pledged Document, or (iii) incurred by the Trustee arising out of or in connection with the performance or exercise of any of its rights under this Agreement (except for liabilities, costs and expenses arising by reason of the negligence or bad faith of the Trustee).

19. If any portion of this Agreement or the application thereof to any circumstance shall be held invalid or unenforceable by a court of competent jurisdiction from which no further appeal has or is taken, to an extent that does not affect in a fundamental way the operation of this Agreement, the remainder of the provision in question, or its application to any circumstance other than that to which it has been held invalid or unenforceable, and the remainder of this Agreement shall not be affected thereby and shall be valid and enforceable to the fullest extent permitted by applicable law.

20.      Time shall be of the essence of this Agreement.

21. Teck at its own cost and expense, shall execute all such further assignments and other documents and so all such further acts and things, including, without limitation, obtaining any consents which are required, or which may be reasonably requested by the Trustee, from time to time, to more effectively mortgage, charge and, if applicable, assign the Pledge Documents to the Trustee and to perfect and keep perfected the Security Interest created hereunder.

22. Teck acknowledges receipt of an executed copy of this Agreement and a copy of the financing statement filed on behalf of the Trustee to protect the Security Interest created hereunder at the British Columbia Personal Property Registry.

23. This Agreement may be executed in any number of counterparts and by different parties in separate counterparts (including facsimile transmission), each of which when so executed shall be deemed to be an original and all of which taken together shall constitute one and the same instrument.


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24.      Teck shall assign its rights and obligations under this Agreement and the Pledged Documents if a successor Person replaces Teck under the Indenture and:

         (a) such successor Person shall expressly assume, by a document executed and delivered to the Trustee, in form satisfactory to the Trustee, or shall assume by operation of law, Teck's obligations under this Agreement; and

         (b) Teck or such successor Person shall deliver to the Trustee an Officers' Certificate and an Opinion of Counsel, each stating that such sale, assignment, transfer or other disposition and the document executed and delivered to the Trustee under this
                  Section 24 comply with this Section.

         Teck shall not sell, assign, transfer or otherwise dispose of its rights or obligations under this Agreement or the Pledged Documents except in accordance with this Section 24.

25. This Agreement shall be binding upon Teck and its Cominco and their respective successors and assigns and shall enure to the benefit of the holders of the Securities and the Trustee and their respective successors and permitted assigns.

26. All capitalized terms used herein and not defined in this Agreement shall have the meanings ascribed to them in the Indenture unless the context requires otherwise.

27. This Agreement shall be governed by the laws of the Province of British Columbia.


         IN WITNESS WHEREOF Teck has caused this Agreement to be executed under the hand of its proper officers duly authorized in that behalf as of the 28th day of September, 2005.


                                          TECK COMINCO LIMITED


                                          By: /s/ Donald R. Lindsay
                                              ----------------------------
                                              Name:   Donald R. Lindsay
                                              Title:  President and Chief
                                                      Executive Officer



                                          By: /s/ John G. Taylor
                                              -----------------------------
                                              Name:   John G. Taylor
                                              Title:  Senior Vice President,
                                                      Finance and Chief
                                                      Financial Officer



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                                      -8-



By its execution hereof, the undersigned hereby:

1.       agrees to be bound by the terms of this Agreement;

2.       consents to the Security Interest created hereunder; and

3. agrees that it is not entitled to a release or return of the Pledged Documents so long as there are Securities outstanding except in accordance with Section 8 of this Agreement.

         IN WITNESS WHEREOF Cominco has caused this Agreement to be executed under the hand of its proper officers duly authorized in that behalf as of the 28th day of September, 2005.


TECK COMINCO METALS LTD.


By: /s/ John G. Taylor
    -----------------------------
    Name:   John G. Taylor
    Title:  Senior Vice President,
            Finance and Chief
            Financial Officer


By: /s/ Karen L. Dunfee
    -----------------------------
    Name:   Karen L. Dunfee
    Title:  Corporate Secretary


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                                      -9-



                                 SCHEDULE "A"

                                      TO

                       PLEDGE AGREEMENT RESPECTING NOTES



The "Pledged Documents" are:

1. a note in the amount of U.S.$300 million issued by Teck Cominco Metals Ltd. in favour of Teck Cominco Limited dated September 28, 2005.

2. a note in the amount of U.S.$700 million issued by Teck Cominco Metals Ltd. in favour of Teck Cominco Limited dated September 28, 2005.